Allstate Financial Services, LLC

(SEC I.D. No. 8-36365)

Financial Statement as of
December 31, 2020 and Report of
Independent Registered Public Accounting Firm

File pursuant to Rule 17a-5(e)(3) under the Securities and
Exchange Act of 1934 as a PUBLIC Document.

ALLSTATE FINANCIAL SERVICES, LLC
TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606
USA

Tel: 312 486 1000
Fax: 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and the Member of
Allstate Financial Services, LLC
Lincoln, Nebraska

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Allstate Financial Services, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

February 26, 2021

We have served as the Company's auditor since 2000.

ALLSTATE FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS:

INVESTMENTS

Fixed income securities at fair value (amortized cost $3,629,072)	$ 3,759,188
Total investments	3,759,188
Cash and cash equivalents	21,972,050
Commissions receivable (net of allowance of $7,380)	4,498,414
Deferred income taxes	46,707
Receivable from affiliates	182,821
Other assets	1,148,081
TOTAL ASSETS	**$ 31,607,261**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Commissions payable	$ 5,642,237
Payable to affiliates	10,394,350
Accounts payable and accrued expenses	2,463,630
Income taxes payable to affiliate	1,324,039
Total liabilities	19,824,256
MEMBER'S EQUITY	11,783,005
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 31,607,261**

See notes to financial statements.

ALLSTATE FINANCIAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2020

1. GENERAL

Basis of presentation - The accompanying financial statements include the accounts of Allstate Financial Services, LLC (the "Company"), a limited liability company wholly owned by Allstate Insurance Company ("Allstate"), a wholly owned subsidiary of Allstate Insurance Holdings ("Allstate Holdings"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The Company operates as a single segment entity based on the manner in which the Company uses financial information to evaluate business performance and to determine the allocation of resources.

Recent development - The Novel Coronavirus Pandemic or COVID-19 ("Coronavirus") has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which have included the implementation of travel restrictions, government-imposed shelter-in-place orders, quarantine periods, social distancing, and restrictions to large gatherings have caused material disruption to financial markets and businesses globally resulting in increased unemployment, a recession and increased economic uncertainty. The impact of the Coronavirus on the company's operations is not material, however, the situation remains highly uncertain and the magnitude and duration of the pandemic cannot be predicted at this time.

Use of estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Nature of operations - The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is a non-clearing broker-dealer and offers and sells mutual funds and variable annuities issued by unaffiliated providers, variable life contracts issued by affiliated and unaffiliated insurers, and accepts additional deposits on variable annuity contracts issued by affiliated insurers. These products are sold by independent and exclusive Allstate Agents registered with the Company and affiliated with the Corporation. Allstate Agents are authorized to sell products issued by affiliated and unaffiliated providers in all 50 states and the District of Columbia. Transactions are cleared on a fully disclosed basis through a third party broker-dealer or directly through mutual fund providers. The Company derives revenue from commission income and pays commissions to these Allstate Agents and incurs other expenses associated with Company operations.

Regulation - On June 30, 2020, the SEC enacted Regulation Best Interest ("Reg BI"). The rule requires broker-dealers and their registered representatives to act in the best interest of the customer when recommending investments and other security transactions. The Company is in compliance with the requirements of Reg BI.

Subsequent events - Subsequent events were evaluated through February 26, 2021, the date the financial statements were issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments - Fixed income securities include U.S. Treasury bonds which are carried at fair value.

Cash and cash equivalents - Cash equivalents include highly liquid investments with original maturities of less than ninety days.

Commission refunds - The Company recognizes a credit loss allowance for uncollectible commission receivables due from product providers and reports the amount net, which represent the amount expected to be collected, with commission receivables on the Statement of Financial Condition. Credit loss allowances are estimates of expected credit losses, and are established considering all relevant information available, including past events, current conditions, and reasonable and supportable forecasts over the life of the commission receivable. The credit loss allowance for uncollectible commission receivables was $7,380 as of December 31, 2020.

For variable life contracts, annualized commission revenues issued by affiliated and unaffiliated product providers and annualized commission expenses payable to the Allstate Agents are recognized as earned. Upon cancellation of a variable life contract in the first year, the Company must refund a pro-rata portion of the annualized commission revenue to the product providers. The commission revenue refund is not predicated on recovering the commission expense paid to the Allstate Agents. The Company estimates its commission revenue refund liability for policy cancellations based on historical variable life persistency rates, agent compensation rates and agent termination rates. As of December 31, 2020, a refund liability of $ $44,721 was recorded as a component of accounts payable and accrued expenses in the Statement of Financial Condition.

Commission refunds are due from Allstate Agents on deferred and variable annuity and variable life contracts that are canceled or unsettled. As of December 31, 2020, gross commission refunds receivable totaled $292,366 and are included in other assets on the Statement of Financial Condition. The Company records a credit loss allowance for uncollectible commission refunds receivable from Allstate Agents established considering all relevant information available, including past events, current conditions, and reasonable and supportable forecasts over the life of the commission receivable, based on the contractual relationship between the agent and the Company, historical recovery rates and the period of time that the amount has been due. The provision for uncollectible commission refunds receivable from Allstate Agents as of December 31, 2020 was $155,437 and is recorded in other assets on the Statement of Financial Condition.

Commissions payable - Allstate Agents qualify for a bonus based on their quarterly asset production credit. Bonuses are accrued and paid quarterly based on the writing agent's transactional gross dealer concessions for certain deposits to mutual funds and variable annuity contracts. As of December 31, 2020, the bonus accrual balance of $988,172 is included in commissions payable on the Statement of Financial Condition.

Income taxes - The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates.

Adopted Accounting Standards
Measurement of Credit Losses - Effective January 1, 2020, the Company adopted new Financial Accounting Standards Board guidance related to the measurement of credit losses that primarily affected commission receivables. Upon adoption of the guidance, after consideration of existing valuation allowances maintained prior to adoption, the Company's existing valuation allowance for credit losses conform to the new requirements.

3. **FAIR VALUE OF ASSETS AND LIABILITIES**
   Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets and liabilities recorded on the Statement of Financial Condition at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

   Level 1: Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company can access.

   Level 2: Assets and liabilities whose values are based on the following:

(a) Quoted prices for similar assets or liabilities in active markets;

(b) Quoted prices for identical or similar assets or liabilities in markets that are not active; or

(c) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Company's estimates of the assumptions that market participants would use in valuing the assets and liabilities.

In determining fair value, the Company used the market approach which generally utilizes market transaction data for the same or similar instruments. All investments during the reporting period consist of U.S. Treasury fixed income securities that have daily quoted prices for identical assets in active markets that the Company can access and are categorized as Level 1 as of December 31, 2020.

The Company held $3,759,188 of U.S. Treasury fixed income securities.

The fair value of all other financial assets and liabilities approximates their carrying value as they are short-term in nature.

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Alternative Standard promulgated under the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $250,000 or 2% of aggregate customer debits, as defined under the Rule.

As of December 31, 2020, the Company had net capital, as defined under the Rule, of $8,622,801, which was $8,372,801 in excess of required net capital of $250,000. The Company did not have any aggregate customer debits, as defined under the Rule.

5. INCOME TAXES

As a limited liability company, the Company's 2020 income will be reported on Allstate's income tax return as the Company's sole member. Allstate will join the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is a party to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company will settle its share of Allstate's 2020 tax liability or benefit with Allstate. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

The Internal Revenue Service ("IRS") has completed its exam of the Allstate Group's 2013 through 2016 federal income tax returns. The 2017 and 2018 audit cycle is expected to begin in the first quarter of 2021. Any adjustments that may result from IRS examinations of the Company's tax returns are not expected to have a material effect on the financial statements.

The Company had no liability for unrecognized tax benefits as of December 31, 2020 and believes that the unrecognized tax benefits balance will not materially change within the next twelve months.

The components of the deferred income tax assets/(liabilities) as of December 31, 2020 are as follows:

Commission Refunds	$		43,583
Contingent Liabilities			30,450
Total Deferred Tax Assets			74,033
Other Liabilities			(1)
Unrealized (Gain)/Loss			(27,325)
Total Deferred Tax Liabilities			(27,326)
Net Deferred Tax Assets	$		46,707

Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized based on the assumption that certain levels of income will be achieved in the consolidated tax return.

6. **RELATED-PARTY TRANSACTIONS**

Commission income - The Company receives commission income on the sale of deferred and variable annuity and variable life contracts from Allstate Life Insurance Company ("Allstate Life"), Allstate Insurance Company of New York ("ALNY"), and Allstate Assurance Company ("AAC"). As of December 31, 2020, $538,680 was recorded as a receivable from affiliates.

Fee income - The Company has a marketing coordination and administrative services agreement and a master services and expense agreement with Allstate. As part of these agreements, the Company receives fee income for administrative and supervisory services relating to the sale of financial products by Allstate Agents. As of December 31, 2020, $391,609 was owed to the Company from affiliates.

Expenses - The Company uses services performed by Allstate and other affiliates, and business facilities owned or leased and operated by Allstate in conducting its business activities. In addition, the Company shares the services of employees with Allstate. The Company reimburses its affiliates for the operating expenses incurred on behalf of the Company. The Company is charged for the cost of these operating expenses based on the level of services provided. As of December 31, 2020, $2,359,838 was payable for these expenses and is included as payable to affiliates on the Statement of Financial Condition.

Other - Allstate serves as the primary paymaster for several of its subsidiaries and affiliates, including the Company. In addition, certain affiliates of Allstate make payments on behalf of the Company. Disbursements made by Allstate and its affiliates on behalf of the Company include commission payments to Allstate Agents, employee compensation and related expenses, and goods and services provided by external vendors. The Company settles related party transactions with Allstate and its affiliates monthly, on a one-month lag. As of December 31, 2020, $8,781,980 was recorded as a payable to affiliates related to these transactions.

Return of capital - On October 15, 2020, the Company completed a return of capital transaction of $7,500,000 to Allstate.

7. **COMMITMENTS AND CONTINGENT LIABILITIES**

The Company's agreement with its clearing broker contains a clause that indemnifies the clearing broker from losses on transactions in which the customer fails to satisfy its terms. The Company's liability under these agreements is not determinable until such transactions occur. Upon occurrence, these transactions are settled immediately. As a result, no contingent liability is accrued for these transactions. Historically, the company has not made material payments pursuant to this agreement.

The Company reviews its lawsuits, regulatory inquiries, and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for such matters at management's best estimate when the Company assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.   The Company does not establish accruals for such matters when the Company does not believe both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company's assessment of whether a loss is reasonably possible or probable is based on its assessment of the ultimate outcome of the matter following all appeals. The Company does not include potential recoveries in its estimates of reasonably possible or probable losses. Legal fees are expensed as incurred.

The Company continues to monitor its lawsuits, regulatory inquiries, and other legal proceedings for further developments that would make the loss contingency both probable and estimable, and accordingly accruable, or that could affect the amount of accruals that have been previously established. There may continue to be exposure to loss in excess of any amount accrued. Disclosure of the nature and amount of an accrual is made when there have been sufficient legal and factual developments such that the Company's ability to resolve the matter would not be impaired by the disclosure of the amount of accrual.